Exhibit 99.1

PAN AMERICAN SILVER ANNOUNCES SALE OF QUIRUVILCA
MINE IN PERU
(All amounts expressed in US$, unless otherwise noted)

Vancouver, British Columbia – June 26 2012 -- Pan American Silver Corp. (PAAS: NASDAQ; PAA: TSX) (the “Company”, or “Pan American”), today announced that it has completed the sale of its Quiruvilca operation, located in the northern Andean region of Peru, to Quiruvilca Ltd., a subsidiary of Southern Peaks Mining L.P. (together, the “Purchaser”), a Cayman Island limited partnership with other mining assets in Peru.  Under the terms of the sale agreement, effective June 1, 2012, Pan American sold 100% of its ownership interest in Pan American Silver S.A. Mina Quiruvilca (“Quiruvilca”), the company that holds 100% of the Quiruvilca mine, to the Purchaser.

The Purchaser has agreed to pay $2 million, subject to certain adjustments, in exchange for 100% of the assets and the assumption of all liabilities of Quiruvilca.  In addition to the cash payment, the Purchaser will also pay to Pan American on a quarterly basis, at Pan American’s election, either: (i) a 2% net smelter returns royalty on all saleable metals, exercisable when the price of silver is above $15 per ounce; the price of zinc is above $1,200 per tonne; and the price of copper is above $6,061 per tonne, or (ii) the price difference between $23 per ounce of silver and the market price on 50% of Quiruvilca’s future payable silver production for the applicable quarter; provided, however, that such payments will be capped at $3 million in any 12 month period until such time as Quiruvilca generates $25 million in EBITDA as calculated pursuant to the sale agreement.

Pan American anticipates that the sale of Quiruvilca will result in a net gain to Pan American of approximately $11.3 million on the disposition of the mine’s assets and liabilities.

Geoff Burns, President & CEO of Pan American said, “Quiruvilca was our Company’s first operating asset and clearly provided a cornerstone that allowed us to not only grow our silver production, but enhance and strengthen our operating capabilities.  In recent years, Quiruvilca had become a higher-cost producer that was increasingly reliant on base metals and no longer fit in our portfolio of operating assets.  After a thorough evaluation process, we are satisfied that the Purchaser is capable of operating Quiruvilca in a professional and responsible manner, which will be a longer term benefit for the mine’s workers, the nearby communities, the local government and the environment.”

About Pan American Silver

Pan American Silver’s mission is to be the world’s largest and lowest cost primary silver mining company by increasing its low cost silver production and silver Mineral Reserves.  The Company has seven operating mines in Mexico, Peru, Argentina and Bolivia, including the recently-acquired Dolores gold/silver mine in Chihuahua, Mexico.  Pan American also owns the Navidad silver development project in Chubut, Argentina, the Calcatreu gold project in Rio Negro and the La Virginia development project in Sonora, Mexico.

1500 - 625 Howe Street, Vancouver, BC, Canada  V6C 2T6     Tel 604-684-1175  Fax 604-684-0147

Information Contact

Kettina Cordero
Manager, Investor Relations
(604) 684-1175
info@panamericansilver.com
www.panamericansilver.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

CERTAIN OF THE STATEMENTS AND INFORMATION IN THIS NEWS RELEASE CONSTITUTE “FORWARD-LOOKING STATEMENTS” WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND “FORWARD-LOOKING INFORMATION” WITHIN THE MEANING OF APPLICABLE CANADIAN PROVINCIAL SECURITIES LAWS.  ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, ARE FORWARD-LOOKING STATEMENTS.  WHEN USED IN THIS NEWS RELEASE THE WORDS, “BELIEVES”, “EXPECTS”, “INTENDS”, “PLANS”, “FORECAST”, “OBJECTIVE”, “OUTLOOK”, “POSITIONING”, “POTENTIAL”, “ANTICIPATED”, “BUDGET”, AND OTHER SIMILAR WORDS AND EXPRESSIONS, IDENTIFY FORWARD-LOOKING STATEMENTS OR INFORMATION.  THESE FORWARD-LOOKING STATEMENTS OR INFORMATION RELATE TO, AMONG OTHER THINGS: THE AMOUNT, IF ANY, OF ADJUSTMENTS TO THE CASH PURCHASE PRICE; THE ABILITY OF QUIRUVILCA TO GENERATE THE EBITDA NECESSARY TO REMOVE THE CAP ON THE ADDITIONAL QUARTERLY PAYMENTS; THE ANTICIPATED CHANGE IN THE COMPANY’S FINANCIAL POSITION AS A RESULT OF THE SALE OF QUIRUVILCA; AND THE PURCHASER’S ABILITY TO SUCCESSFULLY INTEGRATE QUIRUVILCA AND OPERATE THE QUIRUVILCA MINE.

THESE STATEMENTS REFLECT THE COMPANY’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE NECESSARILY BASED UPON A NUMBER OF ASSUMPTIONS AND ESTIMATES THAT, WHILE CONSIDERED REASONABLE BY THE COMPANY, ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC, COMPETITIVE, POLITICAL AND SOCIAL UNCERTAINTIES AND CONTINGENCIES.  MANY FACTORS, BOTH KNOWN AND UNKNOWN, COULD CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR ACHIEVEMENTS THAT ARE OR MAY BE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS CONTAINED IN THIS NEWS RELEASE AND THE COMPANY HAS MADE ASSUMPTIONS AND ESTIMATES BASED ON OR RELATED TO MANY OF THESE FACTORS.  SUCH FACTORS INCLUDE, WITHOUT LIMITATION: CHANGES IN NATIONAL AND LOCAL GOVERNMENT, LEGISLATION, TAXATION, CONTROLS OR REGULATIONS; POLITICAL OR ECONOMIC DEVELOPMENTS IN CANADA AND PERU; RISKS AND HAZARDS ASSOCIATED WITH THE BUSINESS OF MINERAL EXPLORATION, DEVELOPMENT AND MINING (INCLUDING ENVIRONMENTAL HAZARDS, INDUSTRIAL ACCIDENTS, UNUSUAL OR UNEXPECTED GEOLOGICAL OR STRUCTURAL FORMATIONS, PRESSURES, CAVE-INS AND FLOODING); EMPLOYEE RELATIONS; RELATIONSHIPS WITH AND CLAIMS BY LOCAL COMMUNITIES AND INDIGENOUS POPULATIONS; AVAILABILITY AND INCREASING COSTS ASSOCIATED WITH MINING INPUTS AND LABOUR; THE SPECULATIVE NATURE OF MINERAL EXPLORATION AND DEVELOPMENT, INCLUDING THE RISKS OF OBTAINING NECESSARY LICENSES AND PERMITS AND THE PRESENCE OF LAWS AND REGULATIONS THAT MAY IMPOSE RESTRICTIONS ON MINING; GLOBAL FINANCIAL CONDITIONS; AND THOSE FACTORS IDENTIFIED UNDER THE CAPTION “RISKS RELATED TO PAN AMERICAN’S BUSINESS” IN THE COMPANY’S MOST RECENT FORM 40-F AND ANNUAL INFORMATION FORM FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES.  INVESTORS ARE CAUTIONED AGAINST ATTRIBUTING UNDUE CERTAINTY OR RELIANCE ON FORWARD-LOOKING STATEMENTS.  ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS NOT TO BE AS ANTICIPATED, ESTIMATED, DESCRIBED OR INTENDED.  THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION, TO UPDATE THESE FORWARD-LOOKING STATEMENTS OR INFORMATION TO REFLECT CHANGES IN ASSUMPTIONS OR CHANGES IN CIRCUMSTANCES OR ANY OTHER EVENTS AFFECTING SUCH STATEMENTS OR INFORMATION, OTHER THAN AS REQUIRED BY APPLICABLE LAW.